FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

May 3, 2005
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)
(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . .    Form 40-F . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . .  No . . .X. . . .

May 3, 2005

On April 28, 2005, OAO Tatneft issued the following press release:

PRESS RELEASE

On April 27, 2005, the Board of Directors of OAO Tatneft held a regular meeting presided over by R.N. Minnikhanov, Deputy Prime Minister of the Republic of Tatarstan. Among other issues, the Board of Directors discussed the process of preparation for the annual general shareholders’ meeting of OAO Tatneft to be held on June 30, 2005 in Almetyevsk (Republic of Tatarstan).

The following agenda was approved:

1.	The Board of Directors’ report on financial and economic activities of OAO Tatneft for 2004. Approval of the Company’s annual report, annual accounting statements, including the Company’s income statement (profit and loss account) for 2004.

2.	Approval of distribution of profits on the basis of results of the fiscal year.

3.	Payment of annual dividends on the basis of results for 2004. Approval of the amount of dividends, as well as form and time of their payment.

4.	Election of members of the Board of Directors of OAO Tatneft.

5.	Election of members of the Audit Commission of OAO Tatneft.

6.	Approval of the Company’s external auditor.

7.	Introduction of amendments and additions to the Charter of OAO Tatneft.

8.	Introduction of amendments and additions to the Regulation on the Board of Directors of OAO Tatneft.

9.	Approval of the Regulation on the General Shareholders’ Meeting of OAO Tatneft.

It was proposed to recommend that the annual general shareholders’ meeting approve payment of dividends on preferred shares for 2004 equal to 100% of their nominal value, and dividends on ordinary shares equal to 90% of their nominal value, taking into account the previously paid dividends in accordance with the results for the first nine months (nominal value of shares – one (1) ruble). Dividends will be paid in cash during 2005. It was decided to recommend to the general meeting to approve ZAO Ernst & Young Vneshaudit as the Company’s external auditor for the term of one year.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By: /s/ Victor I. Gorodny

Name: Victor I. Gorodny
Title: Deputy General Director, Head of the Property Department

Date: May 3, 2005